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SEC FILJE NUMBER
8-68847

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DCCA Securities LLC dba Dinan Capital Advisors

TYPE OF REGISTRANT (check all applicable boxes):
H Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

307 N Gateway Boulevard
(No. and Street)

Phoenix	AZ	85008-6589
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael A. Dinan	855-955-1500	mdinan@dinancapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Albert Garcia, CPA (dba Dylan Floyd Accounting & Consulting)
(Name – if individual, state last, first, and middle name)

20909 Judah Lane	Newhall	CA	91321
(Address)	(City)	(State)	(Zip Code)

March 1, 2016	6235
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(■)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Dinan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DCCA Securities LLC dba Dinan Capital Advisors _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
President & CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Phoenix, Arizona

_____

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2025

DYLAN FLOYD ACCOUNTING & CONSULTING
Certified Public Accountants

DCCA SECURITIES, LLC
dba Dinan Capital Advisors

Year Ended December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members

DCCA Securities, LLC (dba Dinan Capital Advisors)

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of DCCA Securities, LLC as of December 31, 2025, the related statements of income, changes in members' equity, and cash flows for the 2025 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of DCCA Securities, LLC as of December 31, 2025 and the results of its operations and its cash flows for the 2025 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of DCCA Securities,LLC. My responsibility is to express an opinion on DCCA Securities, LLC financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DCCA Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of DCCA Securities, LLC's financial statements. The supplemental information is the responsibility of DCCA Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting

Newhall, California
February 23, 2026

I have served as the Company's auditor since 2023.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Financial Condition
December 31, 2025

_____

ASSETS

Current assets:

Cash	$	-
Government money market fund		1,546,559
Accounts receivable		34,978
Other assets		8,033
Total current assets		1,589,570

Fixed assets

Furniture and fixtures	$	108,975
Less: accumulated depreciation		(108,975)
Total fixed assets		-

Total assets	$	1,589,570

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	594,968

Member's equity:

Capital	$	1,375,000
Accumulated profit (loss)		(380,398)
Total member's equity		994,602

Total liabilities and member's equity	$	1,589,570

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Income
For the Year Ended December 31, 2025

_____

Revenue:		
Closing fees	$	11,623,364
Retainer fees		212,000
Miscellaneous income		-
Operating income	$	11,835,364
Expenses:		
Insurance		251,883
Legal and professional fees		72,494
Advertising and promotion		41,383
Donations		5,000
Dues and subscriptions		401,649
Depreciation		10,538
Office expenses		62,377
Payroll		10,549,492
Payroll taxes		379,155
Employee benefit plan		165,197
Regulatory fees		71,645
Rent		256,739
Repairs and maintenance		8,208
Travel and entertainment		159,222
Miscellaneous expenses		19,017
Utilities		15,984
Operating expenses		12,469,983
Income	$	(634,619)
Dividend income		180,844
Net loss	$	(453,775)

See accompanying notes.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

	Capital	Accumulated Profit (Loss)	Total
Balance, December 31, 2024	$1,375,000	$6,073,377	$7,448,377
Net income		(453,775)	(453,775)
Distribution		(6,000,000)	(6,000,000)
Balance, December 31, 2025	$ 1,375,000	($380,398)	$994,602

See accompanying notes

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:

Net income (loss) ($453,775)

Adjustments to reconcile net income to net
 cash provided by operating activities:

Increase in accounts receivable	(6,949)
Increase in accounts payable and accrued expenses	376,032
Net cash provided by operating activities	(84,692)

Cash flows from financing activities:

Member distribution	(6,000,000)
Net cash used by financing activities	(6,000,000)

Net increase in cash	(6,084,692)
Cash and cash equivalents at beginning of year	7,631,251
Cash and cash equivalents at end of year	$ 1,546,559

See accompanying notes.

Notes to Financial Statements
For the Year Ended December 31, 2025

_____

(1) Operations and Summary of Significant Accounting Policies:

Nature of Company's business:

DCCA Securities, LLC ("the Company") was registered under the laws of the State of Arizona in February, 2011 to operate as a middle-market investment bank providing merger, acquisition, valuation and private placement advisory services to clients.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2025 and periodically throughout the year, the Company has maintained balances in excess of Federally insured limits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, and accounts receivable, which are carried at fair value.

Leases

In February 2016, the FASB issued ASU 2016-02, "Leases" that requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right·of·use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined

DCCA SECURITIES, LLC
DINAN CAPITAL ADVISORS
dba DINAN CAPITAL ADVISORS

Notes to Financial Statements
For the Year Ended December 31, 2025

_____

(1)   Operations and Summary of Significant Accounting Policies (continued):

expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements. The Company has reviewed the new standard and does not expect it to have a material impact on its financial statements.

Expense sharing

The Company has an expense sharing agreement at its home office with its owner, Dinan & Company, LLC, whereby portions of certain expenses, primarily rent, payroll, insurance, furniture and equipment are shared by the companies. Under the arrangement, the Company has no liability under rental leases (except as stated in footnote 7). Furniture, fixtures and equipment have a life of 5 to 7 years and are expensed under bonus and Section 179 depreciation rules. Building improvements have a life of 20 years or less and are also expensed under bonus and Section 179 depreciation rules.

Advertising Costs

The Company generally expenses the costs of mailers and published advertisements as of the date the advertisements occur. There were no deferred advertising expenses.

Revenues – Adoption of ASC 606 Revenue from Customers

On January 1, 2021, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed at January 1, 2021. Results of recording periods after January 1, 2021, are presented under Topic 606, while prior periods are not adjusted and continue to be reported in accordance with our historic accounting under topic 605.

Segment Reporting--Adoption of ASC 280 Improvements to Reportable Segment Disclosures

In FY 2024, the Company adopted ASC Topic 280, Segment Reporting as a Broker Dealer—Single Reportable Segment. The Company is engaged in a single line of business as a securities broker dealer, which is comprised of investment banking related consulting services; merger and acquisition advisory services; and private placement of securities (excluding oil & gas offerings and REITs). The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to

Notes to Financial Statements
For the Year Ended December 31, 2025

_____

(1)   Operations and Summary of Significant Accounting Policies (continued):

evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

(2)   Revenue Recognition

Revenue Recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenue on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control of an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Based upon the income reported, closing fees are recognized as earned when transactions are closed per the agreements and retainer fees are recognized in the period services are rendered.

(3)   Related party:

Amounts paid to the Company's owner for shared expenses follow:

Payroll—including payroll tax and insurance	$ 281,232
Rent	105,000
Repairs and maintenance	8,208
Utilities	15,984
Office	38,976
	$ 449,400

(4)   Income taxes:

All income and expense is passed through the Company for tax purposes and reported on the income tax returns of the individual member. Accordingly, the financial statements include no provision or liability for income taxes. Generally, the Company is subject to examination by U.S. Federal and state income tax authorities for three years from the filing of a tax return.

(5)   Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. At December 31, 2025, the Company had net capital of $905,660 which was $865,995 in excess of its required capital of $39,965.

(6)   Employee benefit plan:

The Company has a tax deferred 401(K) plan which covers all employees with one year of service. The Company's match is as follows:

Company Match Schedule: 100% up to 3% and 50% up to 4%:

- If employee contributes 3% of compensation – the Company matches 3% of compensation.
- If employee contributes 4% of compensation – the Company matches 3.5% of compensation.

The maximum Company match is 3.5% of compensation. The Company contribution was $165,197 for 2025.

(7)   Subsequent events:

The Company did not have any subsequent events through February 23, 2026 which is the date the financial statements were available to be issued, requiring recording or disclosure in the financial statements for the year ended December 31, 2025.

(8)   Commitments and contingencies:

Copier lease expires at the end of 2026. Rental expense over the remaining life of the lease is $2,344.

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE I

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2025

_____

Member's equity (capital) per balance sheet at December 31, 2025		$994,602
Less not allowable assets and deductions:		
Accounts receivable	$43,011	
Fidelity bond deductible	15,000	58,011
Net capital for FINRA requirement before haircuts as of December 31, 2025		936,591
Haircuts on investment securities		
Government money market fund		30,931
Net capital as of December 31, 2025		905,660
Net capital required		39,665
Net capital in excess of amount required		$ 865,995

Note: There are no material differences between the above
computation and the Company's corresponding unaudited
Part II of Form X-17A-5 as of December 31, 2025

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS
SCHEDULE II

Computation of Aggregate Indebtedness to Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2025

_____

Total aggregate indebted liabilities
    as of December 31, 2025 $594,968

Add:
    Drafts for immediate credit $ -
    Market value of securities borrowed   -
    Other unrecorded amounts   -   -

Total aggregate indebtedness
    as of December 31, 2024 $ 594,968

Percentage of aggregate indebtedness to net capital   65.69%

Note: There are no material differences between the above
computation and the Company's corresponding unaudited
Part II of Form X-17A-5 as of December 31, 2025

DCCA SECURITIES, LLC
SCHEDULE III

December 31, 2025

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is considered a Non-Covered Firm exempt from 17 C F R §240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively, to: (a) merger and acquisition advisory services; (b) investment banking-related consulting services; and (c) private placement of securities (excluding oil & gas offerings and REITs). As a Non-Covered Firm, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and Members
DCCA Securities, LLC (dba Dinan Capital Advisors)

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) DCCA Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) merger and acquisition advisory services; (b) investment banking-related consulting services, and (c) private placement of securities (excluding oil & gas offerings and REITs), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DCCA Securities, LLC's management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board(United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DCCA Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting

Newhall, California
February 23, 2026

I have served as the Company's auditor since 2023.

DCCA SECURITIES, LLC EXEMPTION REPORT

DCCA Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3,

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) merger and acquisition advisory services; (b) investment banking-related consulting services, and (c) private placement of securities (excluding oil & gas offerings and REITs), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

(3) The Company has maintained compliance with the above throughout the year ended December 31, 2025, without exception.

DCCA Securities, LLC

I, Michael Dinan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Michael Dinan
President and Chief Executive Officer

February 23, 2026

DCCA SECURITIES, LLC
dba DINAN CAPITAL ADVISORS

Phoenix, Arizona
_____

ACCOUNTANT'S AGREED UPON PROCEDURES REPORT

as of December 31, 2025

DYLAN FLOYD ACCOUNTING & CONSULTING
Certified Public Accountants



INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Members
DCCA Securities, LLC (dba Dinan Capital Advisors)

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by DCCA Securities, LLC   and the SIPC, solely to assist you and SIPC in evaluating DCCA Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. DCCA Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on DCCA Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2025. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of DCCA Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DylanFloyd Accounting & Consulting

Newhall, California
February 23, 2026

I have served as the Company's auditor since 2023.

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME — DCCA SECURITIES LLC

SEC No. — 8-68847

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 12,016,208.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 12,016,208.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.	$ 180,844.00	

Deductions in excess of $100,000 require documentation

5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income			
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
c	Enter the greater of line 5a or 5b		$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 180,844.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 11,835,364.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 17,753.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 8,990.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 8,990.00		
d	Add lines 11a through 11c		$ 8,990.00	
12	**LESSER** of line 10 or 11d.			$ 8,990.00
13 a	Amount from line 8		$ 17,753.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 8,990.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 8,763.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 8,763.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-68847	DEA: FINRA	2025	Dec

MEMBER NAME DCCA SECURITIES LLC
MAILING ADDRESS 307 N GATEWAY BLVD
PHOENIX, AZ 85008

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

DCCA SECURITIES LLC
(Name of SIPC Member)

David Miller
(Authorized Signatory)

1/29/2026
(Date)

dwmiller@cox.net
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

DCCA SECURITIES LLC
307 N GATEWAY BLVD
PHOENIX, AZ 85008

SEC No. 8-68847

The income deducted on line 4H of the SIPC-7 filing represents interest paid on proprietary accounts (not customer cash/accounts). DCCA has no public customers. The funds are not from securities accounts but from cash/checking accounts and therefore not related to the securities business. Also attached to the filing is the Stagecoach Sweep statement which allows you to verify that the dividends and interest are not from securities in investment accounts.